EXHIBIT (a)(1)(vi)

100 East Water Street,
Sandusky, Ohio 44870-2514
419-625-4121
www.fcza.com
FIRST CITIZENS BANC CORP
Offer to Purchase for Cash Up To
500,000 of Its Common Shares
January 11, 2006
Dear Shareholder:
      We are pleased to announce our offer to purchase our common shares from you at the purchase price of $23.00 per share. Our Board of Directors has approved this repurchase of up to 500,000 of our common shares, or approximately 8.6% of our outstanding shares, directly from our shareholders. After evaluating a number of alternatives, we have determined that a repurchase of our shares at this time would be in the best interests of our shareholders. Our Board of Directors believes that the purchase of shares is an attractive use of a portion of our available capital and is a better alternative than continuing small open market stock repurchases. We believe we have adequate sources of capital to complete the share repurchase and pursue business opportunities.
      The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase, Letter of Transmittal, and related documents. We encourage you to read these documents carefully. Neither First Citizens nor our Board of Directors makes any recommendation to any shareholder as to whether or not to tender any shares.
      To assist us with this offer, we have engaged Keefe, Bruyette & Woods, Inc. to serve as dealer manager/information agent. Representatives from Keefe, Bruyette & Woods, Inc. may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. In addition, Illinois Stock Transfer Company will act as depositary in the offer. If you need information or additional forms, please call Keefe, Bruyette & Woods, Inc. toll free at (877) 298-6520.
      Please note that the offer is scheduled to expire at 5:00 p.m., Eastern Time, on February 24, 2006, unless we extend it. Again, we encourage you to read carefully the enclosed materials.
      Thank you for your consideration.

Sincerely,

David A. Voight
President
First Citizens Banc Corp

Equal Employment Opportunity / AA Employer, M/F/D/V